UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

We published a voluntary announcement dated March 10, 2023 on The Stock Exchange of Hong Kong Limited in relation to the inclusion of our Class Z Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect programs.

The complete announcement is attached as Exhibit 99.1 to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Voluntary Announcement – Bilibili Inc. Announces Inclusion of Its Class Z Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect Programs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: March 13, 2023